UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to             .

Commission File Number 001-33268

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Central Garden & Pet Company Investment Growth Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL GARDEN & PET COMPANY

1340 Treat Blvd., Suite 600

Walnut Creek, California 94597

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedules

	The following documents are filed as part of this report on the pages indicated:

		Page No.

	Report of Independent Registered Public Accounting Firm	3

	Statements of Net Assets Available for Benefits	4

	Statement of Changes in Net Assets Available for Benefits	5

	Notes to Financial Statements	6

	Supplemental Schedules

	Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)	14

2.	Exhibits

	Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 25, 2012	By:	/s/ Janet Brady
Janet Brady
Senior Vice President, Human Resources

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Central Garden & Pet Company

Investment Growth Plan

We have audited the financial statements of the Central Garden & Pet Company Investment Growth Plan (the Plan) as of December 31, 2011 and 2010, and for the year ended December 31, 2011, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 25, 2012

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS
Investments at fair value
Participant-directed investments	$160,924,205	$155,793,795
Receivables
Notes receivable from participants	4,006,676	4,081,380
Participant contributions receivable	73,079	—
Employer contributions receivable	587,532	555,387

Total receivables	4,667,287	4,636,767

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	165,591,492	160,430,562
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(3,357,599)	(761,876)

NET ASSETS AVAILABLE FOR BENEFITS	$162,233,893	$159,668,686

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2011

INVESTMENT INCOME (LOSS)
Net depreciation in fair value of participant-directed investments	$(7,253,775)
Dividends and interest	4,548,179

Total investment loss	(2,705,596)

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	196,649

CONTRIBUTIONS
Participant	10,401,557
Rollover	721,671
Employer	1,976,797

Total contributions	13,100,025

DEDUCTIONS
Benefits paid to participants	7,997,126
Administrative and investment expenses	28,745

Total deductions	8,025,871

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,565,207

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	159,668,686

End of year	$162,233,893

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of Central Garden & Pet Company Investment Growth Plan (the Plan) provides only general information. Participants should refer to the summary plan description or plan document, as amended, for a more complete description of plan provisions.

General - The Plan is a defined contribution plan that was established to provide benefits to eligible employees, as provided in the plan document. The Plan covers substantially all employees of Central Garden & Pet Company and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Central Garden & Pet Company (the Company) is the Plan’s sponsor and serves as plan administrator.

Eligibility - Employees of the Company are eligible to participate in the Plan upon reaching age 21 and after completing three months of service. Employees subject to collective bargaining agreements are excluded from the Plan.

Contributions - Participants may elect to defer a portion of their compensation. Participants may also contribute amounts representing distributions from other qualified plans. The Company provides a matching contribution equal to 25% of the first 8% of compensation deferred. The matching contribution is paid at the end of each quarter and may be trued-up at the end of the year. Only those participants employed as of the last day of the quarter are eligible to receive the matching contribution. The Company matching contributions may be made in cash or in shares of the Company’s Class A Common Stock, as determined by the Company’s Board of Directors. For 2011, the matching contribution was made in shares of the Company’s Class A Common Stock. The Company may elect to contribute a bonus matching contribution on behalf of an eligible class of participants. The bonus matching contribution shall be in the same dollar amount for each eligible participant. The Company may also elect to make a discretionary profit sharing contribution to the Plan. Such contribution is allocated to all eligible employees in proportion to the participant’s eligible compensation. Participants are eligible for the bonus matching contribution and profit sharing contribution only if they remain employed at the end of the year, unless employment is terminated due to death, disability, or retirement. The Company did not make a bonus match or discretionary profit sharing contribution for the year ended December 31, 2011. Contributions are subject to regulatory limitations.

Participant accounts - Each participant’s account is credited with the participant’s contribution, the Company’s contributions, if any, and any income, gains, or losses attributable to the investment mix of the account. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their salary deferrals and voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service and increases in increments of 20% per year until fully vested after five years of credited service.

Notes receivable from participants - Participant loans are available to active employees for up to 50% of a participant’s vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Loan maturities are for a maximum of five years, or, for the purchase of a primary residence, a term to be decided by the plan administrator. Participants are allowed to have only one loan outstanding at a time. Loans are secured by the participant’s vested balances, bear interest at prime plus 1% at the time of the borrowing, and generally must be repaid from payroll deductions over the loan term. Loans are generally payable in full upon a participant’s termination of employment, or the occurrence of certain other events. Outstanding loans at December 31, 2011, carry interest rates ranging from 4.25% to 9.50%, with various maturities through June 2028. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.

Payment of benefits - Upon termination of service, death, disability, hardship, attaining age 59 1/2, Qualified Domestic Relations Order, or mandatory distribution at age 70 1/2, a participant may receive the value of the vested interest in his or her account as a distribution. If a participant’s balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment. If the account balance is over $1,000, the participant can elect to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan, installment payments over a period not longer than life expectancy, or postpone payment to a later date and remain in the Plan as described in the plan documents.

Forfeitures - Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan and used to pay administrative expenses and reduce the employer contribution. As of December 31, 2011 and 2010, forfeited non-vested accounts totaled approximately $241,000 and $360,000, respectively. During 2011 and 2010, the amounts used to reduce employer contributions and expenses totaled approximately $196,000 and $158,000 respectively.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Recent accounting pronouncements - ASU No. 2010-06 - In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements. The guidance, which was effective for reporting periods beginning after December 15, 2009, required additional disclosures about transfers between levels within the fair value hierarchy, and clarified existing disclosure requirements regarding classes of assets and liabilities measured at fair value. Additional guidance which is effective for reporting periods beginning after December 15, 2010 requires the Plan to present information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the beginning and ending balance of Level 3 fair value measurements. The Plan adopted the Level 3 reconciliation disclosures effective January 1, 2011. See Note 4.

ASU No. 2011-04 - In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 requires disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs. ASU No. 2011-04 removes the requirement for nonpublic companies to disclose information about transfers between Level 1 and Level 2 of the fair value hierarchy. The new guidance is effective for reporting periods beginning after December 15, 2011. Plan management does not expect the adoption of ASU No. 2011-04 to have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation - Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts - The ING Fixed Account is a benefit-responsive investment contract. Investment contracts held by a defined contribution plan are required to be reported at fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Contributions to ING under this contract are maintained in a general account that is credited with earnings on the underlying investment and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value as reported to the Plan by ING. The fair value of this contract as of December 31, 2011 and 2010, was $42,701,398 and $35,265,624, respectively. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. The contract value of this contract as of December 31, 2011 and 2010, was $39,343,799 and $34,503,748, respectively.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates were approximately 3.12% and 3.13% for 2011. The crediting interest rate is determined on a monthly basis by an actuarial formula, as designated by ING. The crediting interest rate is subject to a guaranteed minimum floor, as defined on an annual basis by ING. The floor rate at December 31, 2011, was 3.00%. Interest income from this fund was $1,153,785 for 2011.

Income recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.

Payment of benefits - Benefits are recorded when paid.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

Administrative expenses - Administrative expenses and investment advisory fees paid by the Plan for 2011 were approximately $29,000. Other administrative expenses incurred in the administration of the Plan were paid by the Company.

NOTE 3 - INVESTMENTS

Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	2011	2010
ING Fixed Account - contract value	$39,343,799	$34,503,748
Janus Balanced Fund	21,193,080	20,803,382
Vanguard Institutional Index Fund	15,180,224	15,235,235
Central Garden & Pet Company Class A Common Stock	10,175,536	10,139,254
ING GNMA Income Fund	10,963,805	10,025,706
Loomis Sayles Value Fund	9,262,978	9,733,367
American Funds Growth Fund	8,464,557	9,215,453
Lord Abbett Developing Growth Fund	Less than 5%	8,178,062

The Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows for the year ended December 31, 2011:

Registered investment companies	$(5,386,914)
Common stock	(1,866,861)

Total depreciation	$(7,253,775)

At December 31, 2011 and 2010, the Plan’s investments in the Central Garden & Pet Company Common Stock included the following underlying assets:

	2011	2010
Central Garden & Pet Common Stock	$708,428	$969,792
Interest earning cash	30,269	20,771

Central Garden & Pet Common Stock Fund	$738,697	$990,563

At December 31, 2011 and 2010, the Plan’s investments in the Central Garden & Pet Company Common Stock Class A included the following underlying assets:

	2011	2010
Central Garden & Pet Common Stock - Class A	$10,175,536	$10,139,254
Interest earning cash	427,614	344,460

Central Garden & Pet Common Stock - Class A Fund	$10,603,150	$10,483,714

NOTE 4 - FAIR VALUE MEASUREMENTS

The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3:	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

The value of the common stock of Central Garden and Pet Company is determined by quoted market prices. Accordingly, investments in common stock are classified within level 1 of the valuation hierarchy.

Shares of registered investment company funds are valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

The fair value of the guaranteed investment contract, as reported to the Plan by ING, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations, and is classified within level 3 of the valuation hierarchy.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

The following table discloses by level, the fair value hierarchy, of the Plan’s assets at fair value:

	2011
	Level 1	Level 2	Level 3	Total
Registered investment companies
Balanced funds	$37,299,431	$—	$—	$37,299,431
Growth funds	25,927,499	—	—	25,927,499
Index funds	15,180,224	—	—	15,180,224
Fixed income funds	10,963,805	—	—	10,963,805
Value funds	9,262,978	—	—	9,262,978
Other funds	6,694,138	—	—	6,694,138
Target date funds	1,552,883	—	—	1,552,883
Common stock	10,883,964	—	—	10,883,964
Interest earning cash	457,885	—	—	457,885
Guaranteed investment contract	—	—	42,701,398	42,701,398

	$118,222,807	$—	$42,701,398	$160,924,205

	2010
	Level 1	Level 2	Level 3	Total
Registered investment companies
Balanced funds	$37,843,610	$—	$—	$37,843,610
Growth funds	28,323,090	—	—	28,323,090
Index funds	15,235,235	—	—	15,235,235
Fixed income funds	10,025,706	—	—	10,025,706
Value funds	9,733,367	—	—	9,733,367
Other funds	7,393,782	—	—	7,393,782
Target date funds	499,104	—	—	499,104
Common stock	11,109,046	—	—	11,109,046
Interest earning cash	365,231	—	—	365,231
Guaranteed investment contract	—	—	35,265,624	35,265,624

	$120,528,171	$—	$35,265,624	$155,793,795

The changes in the fair value of the Plan’s level 3 investments are as follows for the period ended December 31, 2011:

Guaranteed Investment Contract
Balance, beginning of year	$35,265,624
Purchases and issuances	5,911,577
Settlements	(2,225,312)
Unrealized gain	3,749,509

Balance, end of year	$42,701,398

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated May 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Subsequent to year end, the plan received an updated determination letter from the IRS dated January 18, 2011, stating the plan is qualified under the applicable sections of the IRC .

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

NOTE 6 - RISKS AND UNCERTAINTIES

The participants invest in various investment securities. Investment securities are exposed to various risks, such as market, interest rate, and credit risk. It is reasonably possible that given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Company’s common stock. The aggregate investment in the Company’s common stock was as follows:

	2011		2010
Class	Number of Shares	Fair Value	Number of Shares	Fair Value
Central Garden & Pet Company Class A Common Stock	1,223,401	$10,175,536	1,026,216	$10,139,254
Central Garden & Pet Company Common Stock	86,817	708,428	98,963	969,792

		$10,883,964		$11,109,046

Plan investments include shares of registered investment company funds managed by ING Trust. Any purchases and sales of these funds are performed in the open market at fair value. As ING Trust is the custodian and trustee of the Plan, transactions with this entity qualify as exempt party-in-interest transactions.

NOTE 8 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - RECONCILIATION TO FORM 5500

	2011	2010
Net assets available for benefits per the financial statements	$162,233,893	$159,668,686
Less participant contribution receivable	$(73,079)	$—
Less employer contributions receivable	(587,532)	(555,387)

Net assets available for benefits per Form 5500	$161,573,282	$159,113,299

Contributions per financial statements	$13,100,025
Add prior year contributions receivable	555,387
Less participant contribution receivable	(73,079)
Less employer contributions receivable	(587,532)

Contributions per the Form 5500	$12,994,801

SUPPLEMENTAL SCHEDULES

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

Employer identification number: 68-0275553

Plan number: 001

Schedule H, Line 4(i)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*	ING Fixed Account	Guaranteed investment contract	**	$39,343,799
	Janus Balanced Fund	Registered investment company	**	21,193,080
	Vanguard Institutional Index Fund	Registered investment company	**	15,180,224
*	ING GNMA Income Fund	Registered investment company	**	10,963,805
*	Central Garden & Pet Company Stock	Class A Common stock	**	10,175,536
	Loomis Sayles Value Fund	Registered investment company	**	9,262,978
	American Funds Growth Fund	Registered investment company	**	8,464,557
	Lord Abbett Small Cap Value Fund	Registered investment company	**	7,559,365
	Lord Abbett Developing Growth Fund	Registered investment company	**	7,461,327
*	ING Global Value Choice Fund I	Registered investment company	**	6,125,025
	American Funds EuroPacific Growth	Registered investment company	**	6,001,212
	Invesco Mid Cap Core Equity Fund	Registered investment company	**	4,457,587
	Invesco Charter Fund	Registered investment company	**	4,089,399
	T. Rowe Price Mid-Cap Equity Fund	Registered investment company	**	3,729,026
*	Central Garden & Pet Company Stock Fund	Common stock	**	708,428
	Massachusetts Investors Growth Stock Fund	Registered investment company	**	271,377
*	ING Money Market Fund	Registered investment company	**	175,401
	T Rowe Price Retirement Income Advisor Fund	Registered investment company	**	393,712
	T Rowe Price Retirement Income 2030 Advisor Fund	Registered investment company	**	619,648
	T Rowe Price Retirement Income 2035 Advisor Fund	Registered investment company	**	287,445
	T Rowe Price Retirement Income 2040 Advisor Fund	Registered investment company	**	221,173
	T Rowe Price Retirement Income 2025 Advisor Fund	Registered investment company	**	118,942
	T Rowe Price Retirement Income 2020 Advisor Fund	Registered investment company	**	98,180
	T Rowe Price Retirement Income 2045 Advisor Fund	Registered investment company	**	60,808
	T Rowe Price Retirement Income 2015 Advisor Fund	Registered investment company	**	45,300
	T Rowe Price Retirement Income 2050 Advisor Fund	Registered investment company	**	41,941
	T Rowe Price Retirement Income 2010 Advisor Fund	Registered investment company	**	30,135
	T Rowe Price Retirement Income 2055 Advisor Fund	Registered investment company	**	29,313
*	Central Garden & Pet Company	Interest earning cash	**	457,883
*	Participant loans	Interest rates between 4.25% and 9.50%, maturing through June 2028	**	4,006,676

				$161,573,282

*	Indicates party-in-interest
**	Information not required as investments are participant directed